

VIA FACSIMILE AND U.S. MAIL

July 15, 2009

Ian Cameron
Chief Financial Officer
Methanex Corporation
1800 Waterfront Centre, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3M1

> **RE:** **Methanex Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2008**
> **File No. 0-20115**

Dear Mr. Cameron:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2008

Controls and Procedures, page 2

1. We note the description of the definition of disclosure controls and procedures. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. In this regard, we note that the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in

future filings. Alternatively, you may simply state in future filings that your
certifying officers concluded on the applicable dates that your disclosure controls
and procedures were effective.

Management's Discussion and Analysis

Critical Accounting Estimates, page 35
Property, Plant and Equipment, page 35

2. In the interest of providing readers with a better insight into management's
   judgments in accounting for property, plant and equipment, please consider
   disclosing the following in future filings:
   - Please disclose how you determine when property, plant and equipment
     should be tested for impairment, including what types of events and
     circumstances indicate impairment, and how frequently you evaluate for these
     types of events and circumstances;
   - How your group long-lived assets for impairment and your basis for that
     determination;
   - Sufficient information to enable a reader to understand how you apply your
     discounted expected future cash flow model in estimating the fair value of
     your asset groups and why management selected this method as being the
     most meaningful in preparing your property, plant and equipment impairment
     analyses;
   - How you determine the appropriate discount rates to apply in your asset
     impairment analysis;
   - Please expand your discussion of the significant estimates and assumptions
     used to determine future undiscounted cash flows and fair value. You should
     discuss how sensitive the fair value estimates are to each of these significant
     estimates and assumptions and whether certain estimates and assumptions are
     more subjective than others;
   - If applicable, how the assumptions and methodologies used for valuing
     property, plant and equipment in the current year have changed since the prior
     year, highlighting the impact of any changes; and
   - For any asset groups for which the carrying value was close to the fair value,
     please disclose the carrying value of the asset groups.

   We caution you that, to the extent you gather and analyze information regarding
   the risks of recoverability of your assets, such information may be required to be
   disclosed if it would be material and useful to investors. We believe that it is
   important to provide investors with information to help them evaluate the current
   assumptions underlying your impairment assessment relative to your current
   market conditions and your peers to enable them to attempt to assess the
   likelihood of potential future impairments. We believe that detailed rather than
   general disclosures regarding these risks and exposures would provide investors
   with the appropriate information to make this evaluation. In this regard, we urge

you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment or restructuring charges may be recorded.

Financial Statements

7. Long-term Debt, page 58

3. Some of your debt may include covenants that are restrictive, and/or require that you satisfy certain financial ratios. In future filings, if it is reasonably likely that you may not comply with any material covenant, please provide comprehensive disclosures about the requirements, including disclosing the ratios/actual amounts versus minimum/maximum ratio amounts permitted under any and all material borrowings. It may also be necessary to show specific computations used to arrive at the actual measures, if they include non-GAAP measures.

   Your disclosures about this should be straightforward, comprehensive and timely. Discuss the consequences of not being able to comply with the covenants, and what you will do if you are unable to amend them.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Andy Schoeffler, Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant